Carlyle AlpInvest Private Markets Fund

One Vanderbilt Avenue, Suite 3400

New York, NY 10017

Offer to Repurchase Shares of Beneficial Interest

Dated January 29, 2026

The Offer and Withdrawal Rights Will Expire at

11:59 p.m., Eastern Time, on February 27, 2026,

Unless the Offer is Extended

To the Shareholders of Carlyle AlpInvest Private Markets Fund:

Subject to the terms and conditions set forth in this offer to repurchase (“Offer to Repurchase”) and the related Letter of Transmittal (which, together with the Offer to Repurchase, constitutes the “Offer”), Carlyle AlpInvest Private Markets Fund, a closed-end, non-diversified management investment company organized as a Delaware statutory trust (the “Fund”), is offering to repurchase its shares of beneficial interest, currently comprised of Class A Shares, Class W Shares, Class I Shares and Class X Shares (the “Shares”), in an amount up to 5% of the total net assets of the Fund that are tendered and not withdrawn by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value per Class A Share, per Class W Share, per Class I Share and per Class X Share, respectively, as of March 31, 2026 or a later date determined by the Fund if the Offer is extended (the “Valuation Date”). This Offer is currently scheduled to expire at 11:59 p.m., Eastern Time, on February 27, 2026 (the “Expiration Date”), but the Fund may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Prospectus dated July 29, 2025, as amended November 25, 2025, and as further amended and/or supplemented from time to time (“Prospectus”).

Shareholders should realize that the value of the Shares tendered in this Offer will likely change between the most recent time the net asset value for each class was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Shares tendered to the Fund for purposes of calculating the purchase price of such Shares) and such change could be material. The Fund determines the net asset value of its Shares as of the close of business on the last business day of each month, typically 20 days following each month-end. The most recently calculated net asset value of the Shares can be found by contacting the Tender Offer Administrator, SS&C and GIDS, Inc. (“SS&C”), at (844) 417-4186, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 5:00 p.m. (Central Time). Shareholders should keep in mind that if they tender Shares in a tender offer with a Valuation Date that is within the 12 month period following the initial issue date of the Shares being tendered (on a first-in, first-out basis), such Shares will be subject to an “early repurchase fee” (described further below) of 2% of the aggregate net asset value of the Shares repurchased.

Any sale of Shares to the Fund pursuant to this repurchase offer is a taxable event. Consult your financial advisor or tax advisor for more information.

Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and email, mail or fax it to SS&C in the manner provided for in the Letter of Transmittal and set forth in Section 4 below.

IMPORTANT

None of the Fund, AlpInvest Private Equity Investment Management, LLC, the Fund’s investment adviser, or the Board of Trustees of the Fund (the “Board”) makes any recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares and, if so, the portion of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the letter of transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to SS&C:

Regular Mail:	Overnight Delivery:
Carlyle AlpInvest c/o SS&C GIDS, Inc. P.O. Box 219537 Kansas City, Missouri 64121-9537	Carlyle AlpInvest c/o SS&C GIDS, Inc. 430 West 7th Street, Suite 219537 Kansas City, Missouri 64105-1407

Attn: SS&C GIDS, Inc.

Fax: (833) 967-4130

For additional information:

Phone: (844) 417-4186

TABLE OF CONTENTS

SUMMARY TERM SHEET		5
1.	Background and Purpose of the Offer	8
2.	Offer to Repurchase and Price	8
3.	Amount of Tender	9
4.	Procedure for Tenders	9
5.	Withdrawal Rights	10
6.	Purchases and Payment	10
7.	Certain Conditions of the Offer	12
8.	Certain Information About the Fund	12
9.	Certain Federal Income Tax Consequences	14
10.	Miscellaneous	18
11.	Financial Statements	19

SUMMARY TERM SHEET

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Repurchase and the related Letter of Transmittal.

●	The table below sets forth a number of important dates related to the Offer. Please refer to this table as you read the Offer to Repurchase. Capitalized terms used, but not defined, in this table shall have the meanings ascribed to them in the Offer to Repurchase.

Date	Event	Description
January 29, 2026	Commencement Date	The date as of which the Offer commenced
February 27, 2026	Expiration Date*	The date as of which the Offer expires. This is also the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request.
March 31, 2026	Valuation Date*	The date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer, such later date as may be determined by the Fund
June 5, 2026	Payment Date*	The date as of which the Fund will effect payment for purchased Shares.

*	Subject to change in the event that the Fund properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

●	As disclosed in the Prospectus, the Fund may from time to time offer to repurchase a portion of its outstanding Shares pursuant to written tenders by Shareholders. Accordingly, the Fund is offering to repurchase an aggregate amount of Shares, comprised of Class A, Class W, Class I and Class X Shares, in an amount up to 5% of the net assets of the Fund at a price per Share equal to the net asset value per Share of the applicable class of Shares (that is, with respect to each class of Shares, the value of the total assets of such class minus its total liabilities, divided by the total number of outstanding Shares of such class) effective as of March 31, 2026 or such later date as may be determined by the Fund if the Offer is extended (the “Valuation Date”). The Fund anticipates that the Shares subject to the Offer will represent approximately 5% of the outstanding Shares as of November 30, 2025. The Offer, which begins on January 29, 2026, will remain open until 11:59 p.m., Eastern Time, on February 27, 2026 (the “Expiration Date”). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

●	A Shareholder who tenders Shares prior to holding such Shares for 12 consecutive months (on a first-in, first-out basis) will be subject to a 2% “early repurchase fee.” See Section 6.

●	Shareholders may tender all or a portion of their Shares.

●	If you tender Shares and the Fund purchases those Shares, the Fund will effect payment for those Shares by issuing cash or a non-interest-bearing debt obligation, which may or may not be certificated, entitling you to an initial payment equal to at least 95% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date, which, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, will be paid to you within 65 days after the Valuation Date (such date, the “Payment Date”). The balance of the purchase amount will be paid to you promptly after the completion of the Fund’s next annual audit.

●	If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $25,000 as of the Valuation Date. If a Shareholder tenders an amount that would cause the Shareholder’s investment balance to fall below the required minimum, the Fund reserves the right to repurchase all of the Shareholder’s Shares in the Fund. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

●	If the Fund accepts the tender of any of your Shares, your proceeds will be funded from one or more of the following sources: cash on hand (including cash received from contemporaneous investments in the Fund), proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, and/or borrowings. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase of tendered Shares under a revolving credit agreement (the “Credit Agreement”) that it currently has in place with Barclays Bank plc, as agent (the “Agent”) for the financial institutions named as lenders therein (the “Lenders”), and the Lenders.

●	Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended by the Fund. You have the right to change your mind and withdraw your tendered Shares any time until the Expiration Date (subject to the proper and timely completion of the “Notice of Withdrawal of Tender” form) or, if such tendered Shares have not been accepted by the Fund, until March 30, 2026 (which is 40 business days after commencement of the Offer). If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Repurchase and return it as instructed in the Letter of Transmittal to the Fund. If you choose to fax the Letter of Transmittal, please mail the original promptly after you fax it. Your properly completed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender, it is your responsibility to, and the Fund strongly recommends that you do, confirm receipt of your Letter of Transmittal with SS&C by calling (844) 417-4186, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 5:00 p.m. (Central Time). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

●	The value of your Shares will likely change between the most recent time the net asset value for each class was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating your purchase price). If you would like to obtain the estimated net asset value of your Shares, you may contact SS&C by calling (844) 417-4186 Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 5:00 p.m. (Central Time).

●	Please note that just as you have the right to withdraw your tender of Shares, the Fund has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.

●	Additional repurchases will be made at such times and on such terms as may be determined by the Board. The Adviser expects that it will recommend to the Board that the Fund offer to repurchase a portion of its outstanding Shares of each class four times each year, effective March 31, June 30, September 30, and December 31, but the Fund is not required to make any such offer.

1. Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Shareholders. Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Fund, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Shareholders to provide liquidity for Shares as contemplated in the Prospectus. The Board intends to consider the continued desirability of the Fund making an offer to purchase Shares four times each year, but the Fund is not required to make any such offer.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing investors from time to time, although there can be no assurances that such new or additional purchases will occur.

Shares that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Shares owned by Shareholders remaining in the Fund (assuming no further issuances of Shares).

2. Offer to Repurchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, an aggregate amount of Shares up to 5% of the net assets of the Fund that are properly tendered by, and not withdrawn (in accordance with Section 5 below) before, the Expiration Date.

The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Share tendered will be the applicable class’s net asset value per Share on the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on November 30, 2025, there were approximately 234,141,059.303 Shares, comprised of 46,604,839.613 Class A Shares issued and outstanding, with an estimated net asset value per Class A Share of $15.70, 7,616,882.575 Class W Shares issued and outstanding, with an estimated net asset value per Class W Share of $15.47, 179,918,662.847 Class I Shares issued and outstanding, with an estimated net asset value per Class I share of $15.70, and 674.268 Class X Shares issued and outstanding, with an estimated net asset value per Class X Share of $15.51. Shareholders may obtain monthly estimated net asset value information until the Expiration Date of the Offer by contacting SS&C at (844) 417-4186, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 5:00 p.m. (Central Time). Of course, the value of the Shares tendered by Shareholders likely will change between the most recent time net asset value of each class was calculated and communicated to you and the Valuation Date.

3. Amount of Tender. Subject to the limitations set forth below, Shareholders may tender all or a portion of their Shares. If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $25,000 as of the Valuation Date. If you tender an amount that would cause your investment balance to fall below the required minimum, the Fund reserves the right to repurchase all of your Shares in the Fund. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

If an aggregate amount of Shares representing less than 5% of the total net assets of the Fund are properly tendered pursuant to the Offer and not withdrawn, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If an aggregate amount of shares representing more than 5% of each of the total net assets of the Fund are duly tendered to the Fund before the expiration of the Offer and not withdrawn, pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rules 13e-4(f)(l) and 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the number of Shares that the Fund is offering to purchase to a number it believes sufficient to accommodate the excess Shares tendered, as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares. The unaccepted portion of any tender of Shares made by a Shareholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Fund, but any Shareholder that wishes to have the Fund repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

4. Procedure for Tenders. Shareholders wishing to tender Shares pursuant to the Offer must complete and execute the Letter of Transmittal in accordance with the instructions on the first page of such Shareholder’s Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the specified agent by 11:59 p.m., Eastern Time, on the Expiration Date. The Fund recommends that all documents be submitted by email, certified mail, return receipt requested, or by fax. A shareholder choosing to fax a Letter of Transmittal must also mail the original completed and executed Letter of Transmittal promptly thereafter.

Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the agent specified in the instructions therein. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal, email or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and its determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of, or payment for, which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Board, the Adviser, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5. Withdrawal Rights. Any Shareholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time before the Expiration Date or, if such tendered Shares have not been accepted by the Fund, until March 30, 2026 (which is 40 business days after commencement of the Offer). A form to use to give notice of withdrawal is enclosed with the Offer to Repurchase. To be effective, any notice of withdrawal must be timely received by the agent specified in the instructions to the Notice of Withdrawal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.

6. Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered as, if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

If you tender Shares and the Fund purchases those Shares, the Fund will effect payment for those Shares by issuing cash or a non-interest-bearing debt obligation, which may or may not be certificated, entitling you to an initial payment equal to at least 95% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date, which, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, will be paid to you on or before March 5, 2026. The balance of the purchase amount will be paid to you promptly after the completion of the Fund’s next annual audit.

Each Shareholder whose Shares (or portion thereof) have been accepted for repurchase will continue to be a Shareholder of the Fund until the Valuation Date (and thereafter if not all of its Shares are repurchased) and may exercise his, her or its voting rights with respect to the repurchased Shares (or portion thereof) until the Valuation Date.

As described in the Prospectus, the amount to which any Shareholder that sells Shares to the Fund in a repurchase offer that has a tender valuation date within the 12 month period following the original issue date of the Shares (on a first-in, first-out basis) is entitled to be paid for the tendered Shares will be reduced by 2% of the aggregate net asset value of the Shares repurchased by the Fund; this reduction is referred to herein as an “early repurchase fee.” Payment of the early repurchase fee will be made by reducing the repurchase proceeds. The early repurchase fee will be retained by the Fund for the benefit of remaining Shareholders.

Other than the early repurchase fee, the Fund does not presently intend to impose any charges (other than direct costs and expenses, such as wiring fees) on the repurchase of Shares.

A Shareholder who tenders some but not all of such Shareholder’s Shares for repurchase will be required to maintain a minimum account balance of $25,000 in the Fund. Such minimum account balance requirement may be waived by the Fund, in its sole discretion. If a Shareholder tenders an amount that would cause the Shareholder’s investment balance to fall below the required minimum, the Fund reserves the right to repurchase all of the Shareholder’s Shares in the Fund.

The Fund expects that the purchase price for Shares acquired pursuant to the Offer to Repurchase will be derived from cash on hand (including cash received from contemporaneous investments in the Fund), proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, and/or borrowings.

Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the repurchase price for Shares, subject to compliance with applicable law. In this regard, the Fund has a Credit Agreement with Barclays Bank PLC (the “Credit Facility”) that can be increased with the consent of the Lenders with at least 12 business days’ prior notice. The Credit Facility currently permits borrowings up to $350.0 million. The Credit Facility has an interest rate equal to the SOFR plus a 2.90% applicable margin, plus a 0.10% term SOFR credit spread adjustment, per annum and a commitment fee of 1.10% per annum on the average daily unused balance. The Lender must provide notice to the Fund prior to terminating the Credit Facility. The Fund expects that any borrowings under the Credit Facility would be repaid from funds received from time to time in the ordinary course upon sales of Shares or sale of the Fund’s investments.

Payment by the Fund of amounts owed to Shareholders who tender their Shares in the Offer is not contingent upon the availability of any financing option.

7. Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the Valuation Date may occur after March 31, 2026, and in that case, for purposes of determining the purchase price for tendered Shares, the net asset value of such Shares will be determined approximately one month after the actual Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

Please note that just as you have the opportunity to withdraw Shares that you have tendered under certain circumstances, the Fund has the right to cancel, amend or postpone the Offer at any time before accepting tendered Shares. The Fund may suspend, postpone or terminate the Offer in certain circumstances upon the determination of a majority of the Board, including a majority of the Independent Trustees, that such suspension, postponement or termination is advisable for the Fund and its Shareholders, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments or to determine its net asset value, and other unusual circumstances.

8. Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at One Vanderbilt Avenue, Suite 3400, New York, NY 10017 and the telephone number is 646-735-4293. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Prospectus.

The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund’s intention to accept purchases for Shares from time to time or otherwise in the discretion of the Fund) or the disposition of Shares (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund or any of its subsidiaries; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser or Trustees of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Trustees, or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Trustees determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Repurchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; (g) any changes in the Prospectus or other actions that may impede the acquisition of control of the Fund by any person; or (h) any changes in the Fund’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Based on the number of Shares outstanding as of November 30, 2025, the following person owns the number of Shares indicated in the below table. The Trustees do not have any beneficial ownership of the Fund as of November 30, 2025.

Person	Shares	Percentage of the Class’s Outstanding Shares
Joseph O’Connor - Chair of the Board; President; Principal Executive Officer	64,102.56	0.03%
Cameron Fairall - Secretary; Chief Legal Officer		-%
Jennifer Juste -Chief Compliance Officer		-%
Parker Hooper- Treasurer; Principal Financial Officer		-%
Elizabeth Pelgrift - Assistant Secretary; Anti-Money Laundering Compliance Officer		-%
Marc Moyers – Independent Trustee		-%
Victoria Ivashina – Independent Trustee		-%
David Sylvester – Independent Trustee		-%
AlpInvest Private Equity Investment Manager – Adviser		-%
CG Subsidiary Holdings LLC	6,281,901.25	2.68%

The affiliate of the Fund has advised the Fund that it currently intends to particulate in the Offer. To the Fund’s knowledge, none of the other persons listed above intend to tender any of its Shares in the Offer.

Other than the issuance of Shares by the Fund in the ordinary course of business, there have been no transactions in the Fund’s Shares effected during the past 60 days by the Fund, the Adviser, Carlyle Global Credit Investment Management L.L.C., the Fund’s subadviser (the “Subadviser”), or any Trustee or officer of the Fund, or any person controlling the Fund or the Adviser, the Subadviser, or any Trustee or officer of the Fund.

9. Certain Federal Income Tax Consequences. The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date the Offer begins, including the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Fund has not obtained, nor does the Fund intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. For more detailed information regarding tax considerations applicable to a purchase of Shares by the Fund pursuant to the Offer, and ownership of Shares of the Fund in general, see the Fund’s Prospectus and Statement of Additional Information (“SAI”). Shareholders should also consult their own tax advisers regarding their particular situation and the potential tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer, including potential state, local and foreign taxation, as well as any applicable transfer taxes.

As used herein, the term “U.S. Shareholder” refers to a Shareholder who is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source of such income, and (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust. The term “Non-U.S. Shareholder” refers to a Shareholder who is not a U.S. Shareholder.

Sale or Exchange of Shares. A Shareholder (other than a tax-exempt Shareholder) whose Shares are repurchased pursuant to the Offer generally will be treated as having sold the Shares and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Fund interests (as previously defined, “Shares”) (i.e., reduces its percentage ownership of the Fund to 0%) or meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Fund following the completion of the Offer, or (b) the tender otherwise results in a “meaningful reduction” of a Shareholder’s ownership percentage interest in the Fund, which determination depends on a Shareholder’s particular facts and circumstances. For these purposes, a Shareholder’s ownership of the Fund is determined after applying the ownership attribution rules under Section 318 of the Code. Such gain or loss will equal the difference between the price paid by the Fund for the Shares pursuant to the Offer and the Shareholder’s adjusted tax basis in the Shares sold. A Shareholder’s holding period in Shares repurchased pursuant to the Offer will terminate as of the Valuation Date. A tendering Shareholder’s gain or loss will generally be capital gain or loss if the Shares sold are held by the Shareholder at the time of sale as capital assets and will be treated as long-term if the Shares have been held for more than one year or as short-term if the Shares have been held for one year or less. It is expected that, if a Shareholder is treated as having sold Shares pursuant to the Offer and realizes a gain upon such sale, and if one or more payments are received after the close of the taxable year of the Shareholder in which the Valuation Date occurs, unless the Shareholder elects otherwise, the gain will be accounted for under the installment sale rules for U.S. federal income tax purposes and the Shareholder will generally recognize any such gain as and when proceeds are received, likely allocating tax basis according to the presumed percentage of the total payment received in each installment.

The Fund intends to take the position that Shareholders tendering Shares will qualify for sale or exchange treatment for U.S. federal income tax purposes.

The maximum U.S. federal income tax rate applicable to short-term capital gains recognized by a non-corporate Shareholder is currently the same as the applicable ordinary income rate, whereas long-term capital gains are taxed to such Shareholders at reduced rates. In addition, the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, estates and trusts to the lesser of (A) their (undistributed, in the case of estates and trusts) net investment income or (B) if any, the excess of their income over certain threshold amounts. For these purposes, “net investment income” (as defined in the Code) generally includes, among other things, (i) distributions paid by the Fund of net investment income and capital gains, and (ii) any net gain from the sale, exchange or other taxable disposition of Fund Shares.

In the event that a tendering Shareholder’s ownership of the Fund were not reduced to the extent required under the tests described above, such Shareholder would be deemed to receive a distribution from the Fund under Section 301 of the Code with respect to the Shares held (or deemed held under Section 318 of the Code) by the Shareholder after the tender (a “Section 301 distribution”). Such distribution would equal the price paid by the Fund to such Shareholder for the Shares sold and would be taxable as a dividend to the extent of the Fund’s current and accumulated earnings and profits allocable to such distribution. Any such dividend will constitute an ordinary income dividend or a capital gain dividend. An ordinary income dividend is generally taxable at ordinary income tax rates (except to the extent properly reported by the Fund as derived from “qualified dividend income,” in which case the dividend is taxed in the hands of individuals at the rates applicable to long-term capital gains) and a dividend properly reported as a capital gain dividend is generally taxable at long-term capital gain rates. The excess treated as a return of capital reducing the Shareholder’s tax basis in the Shares held after the Offer, and thereafter as capital gain. In the case of a tendering Shareholder that is a corporation treated as receiving a Section 301 distribution from the Fund in connection with the transaction, special basis adjustments may also apply with respect to any Shares of such Shareholder not repurchased in connection with the Offer.

Provided that no tendering Shareholder is treated as receiving a Section 301 distribution as a result of the Offer, Shareholders whose percentage ownership of the Fund increases as a result of the Offer will not be treated as realizing constructive distributions by virtue of that increase. In the event that any tendering Shareholder is deemed to receive a Section 301 distribution as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including Shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount determined by the increase in their percentage ownership of the Fund as a result of the Offer. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. If the tender is treated as an “isolated redemption” within the meaning of the Treasury regulations, such dividend treatment will not apply.

Under the “wash sale” rules under the Code, provided the tender of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the Shareholder acquires other Shares of the Fund (whether through automatic reinvestment of dividends or otherwise) or substantially identical stock or securities within 30 days before or after the date the tendered Shares are purchased pursuant to the Offer and, in that event, the basis and holding period of the Shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on the sale of a Fund Share held by the Shareholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Shareholder with respect to such Share. A Shareholder’s ability to utilize capital losses may be limited under the Code.

Non-U.S. Shareholders. Generally, provided the tender of Shares pursuant to the Offer is respected as a sale or exchange for U.S. federal income tax purposes, any gain realized by a Non-U.S. Shareholder upon the tender of Shares pursuant to the Offer generally will not be subject to U.S. federal income tax or to any U.S. tax withholding so long as such gain is not (i) effectively connected with a trade or business carried on in the United States by such Non-U.S. Shareholder or (ii) realized by a Non-U.S. Shareholder who is an individual that was present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met. If, however, all or a portion of the proceeds received by a tendering Non-U.S. Shareholder is treated for U.S. federal income tax purposes as a distribution by the Fund that is a dividend, or if a Non-U.S. Shareholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Shareholder’s increase in its percentage ownership of the Fund resulting from other Shareholders’ sale of Shares pursuant to the Offer, and, as discussed in greater detail in the Fund’s SAI, absent a statutory exemption, the dividend received or deemed received by the Non-U.S. Shareholder will be subject to a U.S. withholding tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty). If any gain or dividend income realized in connection with the tender of Shares by a Non-U.S. Shareholder is effectively connected with a trade or business carried on in the U.S. by the Non-U.S. Shareholder, such gain or dividend will be at the graduated rates applicable to U.S. Shareholders. In addition, if the Non-U.S. Shareholder is a non-U.S. corporation, it may be subject to 30% (or such lower rate as may be applicable under a tax treaty) branch profits tax on effectively connected income. If any gain or dividend is realized by a Non-U.S. Shareholder described in (ii) above, the Non-U.S. Shareholder will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on such gain, which gain may be offset by certain U.S.- source capital losses (even though a Non-U.S. Holder is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses. In order to qualify for any exemptions from withholding described above or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a non-U.S. Shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, W-8BEN-E or a substitute form). See the section of the Fund’s SAI entitled “Taxation of Non-U.S. Shareholders” for further information concerning the taxation of Non-U.S. Shareholders. Non-U.S. Shareholders are urged to consult their tax advisers regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares.

FATCA. Sections 1471-1474 of the Code and the U.S. Treasury regulations and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its shareholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a Shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA at a rate of 30% with respect to that Shareholder on ordinary dividends it pays. The IRS and the Department of Treasury have issued proposed regulations providing that these withholding rules will not apply to the gross proceeds of share redemptions or capital gain dividends the Fund pays. If a payment by the Fund is subject to FATCA withholding, the Fund is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to Non-U.S. Shareholders described above (e.g., short-term capital gain dividends and interest-related dividends). Shareholders should consult the Fund’s SAI for further details.

Backup Withholding. The Fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any individual Shareholder who fails to properly furnish the Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he or she is not subject to such withholding.

Shareholders should provide the Fund with a completed IRS Form W-9, W-8BEN, W- 8BEN-E, as applicable, or other appropriate form in order to avoid backup withholding on the distributions they receive from the Fund regardless of how they are taxed with respect to their tendered Shares.

Backup withholding is not an additional tax. Any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability, provided the appropriate information is furnished to the IRS.

Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may pay taxes sooner, or pay more taxes, than they would have had the Offer not occurred.

* * *

The tax discussion set forth above is included for general information only. Each Shareholder is urged to consult such Shareholder’s own tax advisor to determine the particular tax consequences to him or her resulting from the Offer, including the applicability and effect of state, local and foreign tax laws.

10. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting SS&C at (844) 417-4186 or from the SEC’s internet web site, http://www.sec.gov.

11. Financial Statements

The audited annual financial statements of the Fund dated March 31, 2025, including the schedule of investments of the Fund dated March 31, 2025, filed with the SEC on EDGAR on Form N-CSR on June 9, 2025, are incorporated by reference. The Fund will prepare and transmit to Shareholders unaudited semi-annual and audited annual financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

-18-